Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

May 2, 2006

To All Quantum Customers:

Today, Quantum and ADIC announced a definitive agreement for Quantum to acquire ADIC, and I wanted to share our excitement about being able to better serve you, our customers.

As the two leading independent backup, recovery and archive providers, our goal in combining is to give customers the most comprehensive range of solutions for securely storing, managing, protecting and recovering your data in open systems IT environments. We will do so by bringing together the complementary strengths and capabilities of both companies and building on the resulting scale to increase our value to you – through highly integrated offerings, increased technical and field support, and innovative new technology.

As a combined company, we will continue to focus on backup, recovery and archive, knowing that this area remains one of the most challenging in storage. We understand the issues you’re facing, whether you support a small business or a Fortune 100 data center – the continued growth in data, the need to store and manage this data, the importance of ensuring it’s securely protected yet readily available to meet organizational and compliance requirements, and the limited budget and resources you have to meet all these demands.

As separate companies, Quantum and ADIC have helped our customers meet these evolving challenges, but we can do even more together. With this combination, we will provide a single source of intelligent and innovative data protection solutions across the market. No matter how large or small your storage needs are, we will be able to deliver best-of-breed solutions designed to meet your needs, with a value proposition among the best in the industry.

As rich as this portfolio will be, we are committed to making this more than just a collection of product offerings from both companies. Therefore, as developers of our own media, devices, systems and software, we will focus our efforts on integrating these assets and incorporating value-add features such as security to deliver comprehensive solutions that address both data protection and broader business needs. We will also maintain our joint commitment to supporting these solutions with a deep, global technical and field support infrastructure.

Our larger scale will provide significant benefits to customers in other respects as well. As a combined company with greater financial strength, we will be able to increase our investment in new solutions to help you adapt to the ever-changing storage landscape. In addition, as one company, we will have over 500 employees in the Sales organization and 700 employees in the Service organization, with the ability to better leverage these resources for enhanced customer support. And, finally, with a larger and broader base of R&D expertise, we will capitalize on the opportunity for greater collaboration and innovation across engineering and development functions.

As Quantum and ADIC complete the necessary steps and regulatory requirements to close this acquisition, we must and will continue to act as competitors, delivering the backup, recovery and archive solutions you need. Nevertheless, with nearly 50 years of combined experience in storage and a clear vision of the tremendous value we can provide by joining together, we look forward to executing on this vision as soon as possible. This will enable you to take advantage of all that we will be able to offer as one, integrated company.

Sincerely,

Rick Belluzzo

CEO, Quantum

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.